ADVANCED BIOTHERAPY, INC.

Administration
c/o KVG Partners
141 West Jackson Blvd.
Suite 2182
Chicago, IL 60604

Telephone 312-427-1912
Fax 312-427-5396
www.advancedbiotherapy.com

December 21, 2006

Amy C. Bruckner
Staff Accountant
Securities & Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Advanced Biotherapy, Inc.
Item 4.02(a) Form 8-K Filed December 15, 2006
File No. 000-26323

Dear Ms. Bruckner:

I am responding to your letter dated December 15, 2006 regarding the Form 8-K filed December 15, 2006 by Advanced Biotherapy, Inc. (“Company”).

1.    Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-B, the adequacy of your previous assertions in your Forms 10-QSB for all of the quarterly periods in Fiscal 2006 and in your Form 10-KSB for the year ended December 31, 2005 regarding your disclosure controls and procedures, particularly in light of the restatement issues that you have described in this 8-K.

The Commission notified the Company that the Company should consider its accounting for a reduction of the conversion price from $0.25 to $0.24 per share with respect to its outstanding 2000 and 2002 convertible notes, and to reclassify certain costs and expenses. The Company recently appointed a new Chief Financial Officer, Michael G. Bansley, as of October 18, 2006. We believe our new CFO is sufficiently versed in public company accounting to address these particular matters.

The Company believes that its internal controls, disclosure controls and procedures were adequate with respect to the Form 10-KSB, and Forms 10-QSB referenced above but recognizes that its former CFO was unfamiliar with the technical accounting procedure for reduction in the conversion price of convertible notes. The Company believes that its internal disclosure controls and procedures continue to be adequate with respect to its status as development stage company and its past and current business regarding research and development of its patent portfolio. The Company has not generated revenue from operations for several years.

Amy C. Bruckner
December 21, 2006

The Company recognizes that the balance of the comments raised by the Commission in its letter dated December 1, 2006 relate to reclassifications of certain patents and patent pending costs, its auction rate securities that actually were liquidated after the period in question and the specific expense regarding vesting of options and warrants (non-cash), none of which results in any additional expense to the Company from such reclassifications. The impact of the additional finance charge due to the reduction of the conversion price will result in an increase in our net loss for the year ended December 31, 2005. We will acknowledge in our amended Form 10-KSB that we have taken steps to improve our internal controls and disclosure controls.

2.    In connection with your comments, the Company acknowledged that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure and response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Christopher W. Capps
Christopher W. Capps
President and Chief Executive Officer